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Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
USA

Fax Number: 001-202-772-9205

12th August 2005

Dear Mr Spirgel,

Re	Spirent plc ("the Company") Form 20-F for the fiscal year ended December 31, 2004 File No. 001-15206

        We refer to your comment letter dated July 8, 2005 requesting further information with respect to the Form 20-F described above. Please find below the explanations and further disclosures which you have requested. Your comments are repeated in bold below.

1.
Liquidity and Capital Resources, page 51

        Refer to "free cash flow." Please provide the disclosures required under Item 10 of Regulation S-K. Per page 33, we understand that free cash flow is a "key measure of operating performance."

        Page 51 of the Form 20-F refers to free cash flow which is defined as being cash flow before disposals, acquisitions and financing. Although the Company believes that the description of this key measure of operating performance is presented in a manner consistent with Question 13 of "Frequently Asked Questions Regarding the Use of Non-GAAP Measures," dated June 13, 2003, published in reference to SEC Release No. 34-47226 (the "Frequently Asked Questions"), the reconciliation referred to therein was omitted. This reconciliation is provided in Appendix 1 hereto and will be included in future filings.

2.
Contractual Obligations, page 52

        Please present the required interest payments in the table.

        Interest payments are already included in the table and are presented together with the obligation to which they relate. For example, included within the obligation on the senior notes of £94.8 million is £29.8 million in respect of future interest payments. In future filings, an explanatory footnote to this effect will be added to the table.

3.
Report of Independent Registered Public Accounting Firm, page F-1

        Please present the report of the other accountants under Rule 2-05 of Regulation S-X. We note that the report of the independent auditors on page F-102 includes the combined statements of operations from January 1, 2003 through April 4, 2003.

        The required report of the other accountants is the one on page F-102. As described in Note 16 to the financial statements, the Company divested its interest in Wago in April 2003. Accordingly, an income statement of Wago is presented for 2003, covering the period January 1, 2003 through April 4, 2003 as set forth in the report of the Wago auditors. Ernst & Young in their report refer to the combined profit before taxation of Wago of £2.7 million and £6.7 million for 2003 (through April 4) and 2002, respectively, which is included within the Company's consolidated profit before taxation of £0.3 million for 2003 and its consolidated loss before taxation of £1,023.4 million for 2002.

        Accordingly, the Company believes that the required disclosures and opinions were included in the filing.

4.
Consolidated Profit and Loss Account, page F-3

        We note that your presentation of the line items, "Operating profit before goodwill amortization and exceptional items" and "Headline earnings per share."

        Please confirm to us that the presentation of this line item is either required or expressly permitted by the standard-setter that establishes United Kingdom GAAP. Please see question 28 of our frequently asked questions regarding the use of non-GAAP measures available on our website. Please address this presentation accordingly throughout your filing. Also, if these measures are considered non-GAAP, provide the disclosures required under Item 10 of Regulation S-K.

        We confirm that the presentation of the line items "Operating profit before goodwill amortization and exceptional items" and "Headline earnings per share" is expressly permitted under UK GAAP and as envisaged in Question 28 of the Frequently Asked Questions, because UK GAAP (Financial Reporting Standard ("FRS") No. 3 and FRS No. 14) permits such additional sub-totals and earnings per share measures.

        We also believe that the related disclosures required by Item 10 of Regulation S-K are presented. Operating profit before goodwill amortization and exceptional items is a sub-total on the face of the profit and loss account, and the reconciliation of profit/(loss) attributable to shareholders to headline earnings is presented in footnote (1) on the face of the profit and loss account.

5.
Note 11. Taxation, page F-41

        We note your reversal of the deferred tax assets in 2002. Please tell us why this reversal is not a reconciling item in the US GAAP reconciliation and the basis for the reversal.

        Under UK GAAP, FRS 19 "Deferred Tax" states that deferred tax assets should be recognized to the extent that they are regarded as recoverable. They should be regarded as recoverable to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Changes in circumstances from one balance sheet date to the next affecting the extent to which a deferred tax asset is regarded as recoverable and therefore requiring an adjustment to the amount recognized should be reflected in the results for the period.

        Under US GAAP, Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes" requires deferred tax assets to be recognized unless, based on all available evidence, both positive and negative, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years ordinarily shall be included in income from continuing operations.

        The resulting accounting treatment in respect of the reversal of deferred tax assets is the same under UK GAAP and US GAAP and consequently the reversal is not a reconciling item in the US GAAP reconciliation.

6.
Revenue Recognition, page F-79

        Refer to adjustment (a). Please tell us the reasons for the change in margins from 2003 to 2004.

        The direct costs of the delivered products for which revenue recognition is deferred are also deferred in compliance with Statement of Position 97-2 "Software Revenue Recognition." Revenue has been deferred on sales of hardware, software and maintenance in the Service Assurance division. These products have different margins, with software and maintenance deferrals having little related deferred direct cost associated with them. The net effect in the income statement reconciliation is a combination of revenue and related direct costs arising under UK GAAP being deferred under US GAAP and revenue and costs deferred under US GAAP in prior years now being recognized. The resulting net margin is affected by the relative contribution of the two adjustments. This is demonstrated in the table below:

	2004	2003
	(£ millions)
Revenue deferred	(59.1)	(57.7)
Costs deferred	13.8	17.1
Margin	77%	70%
Revenue recognized	69.0	69.9
Costs recognized	(20.8)	(20.1)
Margin	70%	71%
Net effect on revenue	9.9	12.2
Net effect on costs	(7.0)	(3.0)
Net margin	29%	75%

        There is a reduction in the costs deferred as a percentage of revenues deferred from 2003 to 2004. This is because the maintenance element represents a higher proportion of the deferrals in 2004 compared with the prior year. This affects the income statement by deferring a greater proportion of higher margin revenues in 2004 compared with 2003.

7.
Stockholders' Equity under US GAAP, page F-92

        To help understand the changes in stockholders' equity under US GAAP, please include a roll forward of stockholders' equity under US GAAP.

        A roll forward of stockholders' equity under US GAAP for the year ended December 31, 2004 is provided as requested for information in Appendix 2.

8.
Discontinued Operation, page F-89

        Please tell us why the disposals completed in 2003 and 2002 did not qualify for discontinued operations under US GAAP.

        In 2002 the Company made the following disposals:

  •
  the aerospace component businesses;

  •
  Switching Systems International; and

  •
  Monitor Labs Incorporated.

        In 2003 the Company made the following disposals:

  •
  the Aviation Information Solutions business (AIS); and

  •
  its 51 per cent interest in the WAGO joint venture.

        Apart from the disposal of Spirent's interests in the WAGO joint venture, all these businesses were from within the Systems group and were undertaken as part of Spirent's strategy to divest of its non-core businesses and to focus on its communications activities. This strategy had been communicated to shareholders as early as 1999 and since this time Spirent had been engaged in a disposal program that has taken place over a prolonged period to divest of a group of non-core operations.

        As outlined in more detail below, these businesses were not material, either individually or in the aggregate, and therefore splitting net income would not be material to the users of the financial statements.

        We concluded that splitting net income between continuing and discontinued operations was not necessary for 2003 and 2002 for the following reasons:

  •
  In accordance with UK GAAP, prominent disclosure was made in Note 32 to the financial statements of the businesses disposed, including description and quantum of the businesses, sale proceeds, breakdown of net assets disposed and the net gain/(loss) on disposal.

  •
  The results of the businesses disposed of do not affect the reported trend in earnings from continuing operations since the net income from continuing operations trend would remain unchanged across each of the periods.

  •
  Analyst consensus expectations, the Company's loan covenants and management compensation are measured against UK GAAP financial information and not US GAAP data.

  •
  The disposals were from a non-core segment.

        The impact of these disposals on key lines in the UK GAAP profit and loss accounts for 2002 and 2003 is outlined in the tables below:

2002	Aerospace	MLI	SSI	AIS	Aggregated disposals	Consolidated total
	(£ millions)
Turnover	9.1	12.6	3.3	10.8	35.8	558.9
Operating profit/(loss)	0.6	1.1	(0.4)	(1.3)	—	(962.4)
Loss on disposals	(8.5)	(21.4)	(18.4)	—	(48.3)	(48.4)
Profit/(loss) after tax	(11.4)	(23.5)	(15.5)	(0.9)	(51.3)	(1,050.3)

2003	AIS	WAGO joint venture	Consolidated total
	(£ millions)
Turnover	4.8	22.4	488.6
Operating profit/(loss)	(0.1)	2.9	23.6
(Loss)/gain on disposal	(3.0)	4.4	3.6
Profit/(loss) after tax	(3.1)	6.2	(0.3)

        The aggregated impact of these disposals on key lines in the US GAAP income statement for 2002 and 2003 is outlined in the table below:

	Disposals(1)		Consolidated total
	2003	2002	2003	2002
	(£ millions)
Revenue	4.8	35.8	478.4	556.8
Operating income:
Results of operations	—	—	31.8	(771.9)
Gain/(loss) on disposal	(3.3)	1.1	2.6	1.0
Net (loss)/income	(3.3)	(2.0)	5.7	(777.9)

(1)
Excludes WAGO joint venture.

        Although sales of the businesses disposed in 2002 were 4.5% of the consolidated total, their net income was only 0.1% of the consolidated total on a US GAAP basis. Consequently, we considered that the impact was not material to the 2002 financial statements.

        The 2003 disposal of AIS was of a similar size to each of the three 2002 disposals. US GAAP net income for this business was nil for 2003, excluding the £3.3 million loss on disposal. AIS contributed 1% to consolidated sales in 2003 and 2% in the prior year. The impact of the AIS business on 2002 net loss was a loss of £0.9 million. Aggregated with the 2002 business disposals, the impact on 2002 net loss was 0.2%. Consequently, we considered that the impact of the AIS divestment was not material to the 2003 or 2002 financial statements.

        Considering both the quantitative and qualitative factors, the Company made the assessment that, in accordance with Staff Accounting Bulletin (SAB) No. 99 "Materiality," these disposals were not material to the users of the financial statements and they were therefore not classified as discontinued operations for the purposes of US GAAP.

        The Company's divestment in 2003 of its interests in the WAGO joint venture is not a discontinued operation under SFAS 144. The net proceeds from the disposal of WAGO were £58.8 million and this comprises the majority of the proceeds from the divestments in that year.

        As requested, the Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

        Should you have any questions relating to our responses above please call me or our Company Secretary and General Counsel Paul Eardley on +44 1293 767676.

        We confirm that this cover letter has been filed on Edgar.

Yours sincerely

/s/ ERIC G HUTCHINSON
 Eric G Hutchinson
Chief Financial Officer
Spirent plc

cc	Mr Michael Henderson Mr Dean Suehiro

Appendix 1.

	2004	2003
	(£ millions)
Free cash flow
Net cash inflow/(outflow)	14.7	(44.9)
Acquisitions and disposals	(1.2)	(60.4)
Financing	9.5	143.6
Management of liquid resources	—	(0.1)

Free cash flow	23.0	38.2

Appendix 2.

2004
(£ millions)
Stockholders' Equity under US GAAP
Shareholders' equity at January 1, 2004	41.1
Exchange adjustment on subsidiaries, joint venture and associates	3.1
New shares issued—other	1.5
New shares issued—Caw Networks, Inc	0.6
Stock compensation	2.0
Profit for the year	24.9
Actuarial gain recognized on pension schemes	2.8
Taxation on actuarial gain	(0.9)
Rounding	(0.1)

At December 31, 2004	75.0

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Appendix 1.
Appendix 2.